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Exhibit (a)(5)(iii)

FOR IMMEDIATE RELEASE Dover, Delaware, December 13, 2004	For further information, call Timothy R. Horne Senior Vice President-Finance & Treasurer (302) 857-3292

DOVER DOWNS GAMING & ENTERTAINMENT, INC.
ANNOUNCES PRELIMINARY RESULTS OF ITS SELF TENDER

Dover Downs Gaming & Entertainment, Inc. (NYSE: DDE), announced today the preliminary results of its self tender. The tender offer expired at 5:00 P.M., New York City time, on December 10, 2004.

Based on a preliminary count by the depositary for the tender offer, 4,704,054 shares of Common Stock and 1,600,000 shares of Class A Common Stock, have been tendered, including shares tendered pursuant to guaranteed delivery procedures. All of the 1,600,000 shares of Class A Common Stock properly tendered and not properly withdrawn will be acquired by the Company at the purchase price of $12.00 per share. As the tender for shares of Common Stock was oversubscribed, 1,040,421 shares of Common Stock properly tendered and not properly withdrawn will be acquired by the Company at the purchase price of $12.00 per share and a proration factor of approximately 21 percent for shares tendered will be applied. This means that approximately 21 percent of each stockholder's tendered shares of Common Stock will be acquired, except that all shares of Common Stock tendered from holders of less than 100 shares ("odd-lots") will be purchased without proration.

The Company commenced the tender offer on November 10, 2004, when it offered to purchase up to 1,040,421 shares of its outstanding Common Stock and 1,607,506 shares of its Class A Common Stock, in each case at a price of $12.00 per share. The number of shares tendered and the proration factor are preliminary and subject to verification by the depositary. The final number of shares purchased and the final proration factor will be announced as soon as practicable following completion of the verification process and confirmation by the depositary of the proper delivery of all shares tendered. Payment for the shares validly tendered and accepted for purchase under the tender offer, and return of any shares not accepted, will occur promptly after such announcement.

The dealer manager for the tender offer is Raymond James & Associates. Mellon Investor Services LLC is the information agent as well as the depositary. For questions and information, please call the information agent at -866-293-6625.

This release contains or may contain forward-looking statements based on management's beliefs and assumptions. Such statements are subject to various risks and uncertainties that could cause results to vary materially. Please refer to the Company's SEC filings for a discussion of such factors.

Dover Downs Gaming & Entertainment, Inc. is a diversified gaming and entertainment company whose operations consist of Dover Downs Slots—a 91,000-square foot video lottery (slots) casino complex; the Dover Downs Hotel and Conference Center—featuring luxury accommodations with conference, banquet, fine dining, ballroom and concert hall facilities; and Dover Downs Raceway—a harness racing track with pari-mutuel wagering on live and simulcast horse races.

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DOVER DOWNS GAMING & ENTERTAINMENT, INC. ANNOUNCES PRELIMINARY RESULTS OF ITS SELF TENDER